Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our ratio of earnings to fixed charges is as follows:

	Three Months
	Ended
	March 31, 2018	2017	2016	2015	2014
Earnings:
Income (loss) from continuing operations before provision for income taxes and noncontrolling interest	$54,837	$245,931	$78,225	$43,124	$(45,321)
Interest expense and other	12,365	65,467	63,399	57,894	62,919
Portion of rents representative of the interest factor(1)	3,183	14,834	11,994	13,480	35,516
	70,385	326,232	153,618	114,498	53,114
Fixed charges:
Interest expense, including amount capitalized	12,900	67,062	74,624	73,603	85,361
Portion of rents representative of the interest factor(1)	3,183	14,834	11,994	13,480	35,516
	$16,083	$81,896	$86,618	$87,083	$120,877

Ratio of earnings to fixed charges(2)	4.38x	3.98x	1.77x	1.31x	—

(1)	33% of rental expense.
(2)	For the year ended December 31, 2014, earnings were deficient to cover fixed charges by $67,763, primarily as a result of operating losses.